SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 14, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Notice of Annual General Meeting, Information Circular, Proxy Form and Supplemental Mailing List request form .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date:   January 14, 2005

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

NOTICE OF

ANNUAL GENERAL MEETING

OF

TAN RANGE EXPLORATION CORPORATION

To be held at

Le Royal Meridien King Edward Hotel

 Windsor Ballroom

37 King Street East

Toronto, Ontario

Canada  M5C 1E9

at 10:00 a.m. (Toronto time)

on Monday, February 21, 2005

TAN RANGE EXPLORATION CORPORATION

Suite 1400-355 Burrard Street

Vancouver, B.C.  V6C 2G8

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON MONDAY, FEBRUARY 21, 2005

TO THE SHAREHOLDERS OF TAN RANGE EXPLORATION CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the shareholders of Tan Range Exploration Corporation (the "Corporation") will be held at
Le Royal Meridien King Edward Hotel, Windsor Ballroom, 37 King Street East, Toronto, Ontario, Canada M5C 1E9 on February 21, 2005 at the hour of 10:00 a.m., Toronto time, for the following purposes:

1.

To receive and consider the Chairman's Report to the Shareholders and the consolidated financial statements of the Corporation together with the auditor's report thereon for the financial year ended August 31, 2004.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To elect directors for the ensuing year.

4.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of Common Shares of record at the close of business on  January 5, 2005 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT:  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose.  To be used at the Meeting, completed proxies must be received by Computershare Trust Company of Canada, the Corporation's Registrar and Transfer Agent, by mail or fax, prior to 10:00 am (Toronto time) on February 18, 2005.  The mailing address and facsimile number of Computershare Trust Company of Canada are set out in the form of proxy accompanying this notice.

DATED this

5th

 day of

 January

, 2005.

By Order of the Board

“Victoria Luis”

Victoria Luis

Chief Financial Officer and Corporate Secretary

TAN RANGE EXPLORATION CORPORATION

Suite 1400-355 Burrard Street

Vancouver, B.C.  V6C 2G8

Form 51-102F5

INFORMATION CIRCULAR

(As at January 5, 2005 except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of Tan Range Exploration Corporation (the "Corporation") for use at the annual general meeting (the "Meeting") of the Corporation to be held on February 21, 2005 and at any adjournment(s) thereof.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation.  Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares.  The cost of solicitation will be borne by the Corporation.

REVOCABILITY OF PROXY

The persons named as proxy holders in the enclosed form of proxy are directors or senior officers of the Corporation.

Any shareholder returning the enclosed form of proxy may revoke the same at any time prior to its exercise.  In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by a shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the head office of the Corporation, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment(s) thereof, or with the chairman of the Meeting on the day of the Meeting.

VOTING AND PROXIES

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the meeting other than the persons designated in the accompanying form of proxy.  To exercise this right the shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

A proxy in favour of the matters described in the proxy will confer discretionary authority on the persons appointed with respect to amendments or variations to matters identified in the notice of meeting or other business which may properly come before the meeting.

Management is not aware of any such other business to be presented for action at the Meeting.

Non-registered Shareholders

Only registered shareholders of the Corporation or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders, unless a Non- Registered Holder has waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Intermediaries will provide Non-Registered Holders who have not waived the right to receive Meeting Materials with either:

(a)

a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) but which is otherwise uncompleted; or

(b)

a form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "Voting Instruction Form”) which the Intermediary must follow.  Typically the non-registered holder will also be given a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly completed and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary with respect to the procedures to be followed, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, nor any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Common Shares (the "Common Shares" or "shares"), of which 82,986,098 Common Shares are issued and outstanding.  Each Common Share carries with it one vote.  The holders of Common Shares of record at the close of business on January 5, 2005 (the "Record Date") will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)

a shareholder has transferred the ownership of any shares after January 5, 2005, and

(ii)

the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

ELECTION OF DIRECTORS

The number of directors proposed for nomination is fixed at eight.  The eight persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed.  It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote such proxies FOR the election of the nominees specified below as directors of the Corporation.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees.  Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

The names, municipalities of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Municipality of Residence and Position	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous service as a Director	Number of common shares beneficially owned or directly or indirectly controlled(1)
James E. Sinclair Sharon, Connecticut, USA Director, Chairman and Chief Executive Officer	Chairman and CEO, Tan Range Exploration Corporation; Chairman and CEO, Tanzania American Development Corporation 2000 Limited	Since April 30, 2002	2,498,620
Victoria Luis Kent, Connecticut, USA Director, Chief Financial Officer and Corporate Secretary	CFO, Tan Range Exploration Corporation; CFO, Tanzania American Development Corporation 2000 Limited, Process Improvement Manager, General Electric Capital	Since April 30, 2002	230,000
Marek J. Kreczmer(3) West Vancouver, British Columbia, Canada Director	Director, Golden Patriot Mining Inc., President, Tan Range Exploration Corporation 1991 – December 2003	Since July 24, 1991	257,637
Anton Esterhuizen(3) Johannesburg, South Africa, Director	Managing Director, Pangea Exploration (Pty)	Since January 2001	150,000
William Harvey(2) Sharon, Connecticut, USA Director	Psychologist	Since April 30, 2002	345,000
Rosalind Morrow(2) Willowdale, Ontario, Canada Director	Partner, Borden Ladner Gervais LLP	Since October 20, 2003	404,100
Ulrich Rath(2) (3) Toronto, Ontario, Canada Director	Director, President and CEO Chariot Resources Ltd.	Since October 7, 2003	Nil
Norman Betts(2*) Storeytown, New Brunswick, Canada Director

President and CEO Oak Ledge Management Inc.; Associate Professor, Faculty of Administration, University of New Brunswick; Member Legislative Assembly, Province of New Brunswick; Minister of Business; Minister Responsible for Service New Brunswick;  Minister of Finance, Province of New Brunswick

		Since January 4, 2005	Nil

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 5, 2005 is based on information furnished to the Corporation by the individual nominees.  Unless otherwise indicated, such shares are held directly.

(2)

Member of Audit and Compensation Committee.

(2*)

On January 4, 2005 Ms. Morrow resigned as Chairperson of the Audit and Compensation Committee.  On the same date, Dr. Betts became a member and was appointed Chairperson of the Audit and Compensation Committee.

(3)

Member of Technical Committee

FORM 51-102F6

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation has 3 executive officers and one former executive officer.  Particulars of executive compensation are set out below.

(a)

Cash

During the financial year ended August 31, 2004, the aggregate cash compensation paid or payable to the executive officers of the Corporation by the Corporation and its subsidiaries for services rendered was $309,870.00.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Fiscal Year (b)	Annual Compensation			Long Term Compensation			All Other Compensation ($) (i)
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Awards	Shares or Units Subject to Resale Restrictions (g)	Payouts
					Securities Under Options Granted (#) (f)		LTIP Payouts (h)
James E. Sinclair, Chief Executive Officer	2004 2003 2002	$119,100 $105,968 $ 46,406	Nil Nil Nil	$10,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Victoria Luis, Secretary & Chief Financial Officer	2004 2003 2002	$ 66,430 $ 61,886 N/A	$ 4,792 $5,625 N/A	$10,000 Nil N/A	Nil Nil 75,000	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
M. Kreczmer(1), Former President	2004 2003 2002	Nil $161,483 $161,079	Nil $29,700 Nil	$12,500 Nil Nil	Nil Nil 250,000	Nil Nil Nil	$10,000 $2,500 Nil	Nil Nil Nil
Jonathan Deane, President(2)	2004 2003 2002	$113,974 N/A N/A	$ 5,574 N/A N/A	$ 4,020 N/A N/A	Nil N/A N/A	Nil N/A N/A	$ 5,583 N/A N/A	Nil N/A N/A

(1)

Mr. Kreczmer resigned as President effective December 31, 2003

(2)

Mr. Deane was appointed President effective September 20, 2004

 (b)

Plans

(i)

The Corporation has a Long Term Incentive Plan ("LTIP") pursuant to which cash compensation was paid or distributed to executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.  By an agreement dated May 1, 2003, the Company appointed Olympia Trust Company of Calgary, Alberta, as trustee (the “Trustee”) to manage and administer an employee share ownership plan (“ESOP”).  Under the ESOP, eligible employees, directors, and consultants can elect to contribute up to 30% of their salary or compensation on a monthly basis for investment by the Trustee in shares of the Company.  The Company will contribute funds equal to 100% of the employee’s contribution up to an amount equal to 5% or less of the employee’s salary.  The Company will contribute funds equal to 50% of the employee’s contribution for the next 6% to 30% inclusive of the employee’s salary.  All share purchases are at market prices at the time of purchase, through the facilities of the Toronto Stock Exchange using registered representatives.

(ii)

The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at its discretion.  The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted. As of April 3, 2003, the Board Resolved that the Company will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated, subject to further resolutions of the Board.

During the Corporation's most recently completed financial year, no options to purchase Common Shares were granted to executive officers.

OPTION/SAR GRANTS DURING THE MOST

RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
N/A	Nil	Nil	Nil	Nil	N/A

AGGREGATED OPTION/SAR EXERCISES DURING THE

MOST RECENTLY COMPLETED FINANCIAL YEAR AND

FINANCIAL YEAR-END OPTION/SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
James E. Sinclair, CEO	N/A	N/A	N/A	N/A
Victoria Luis, CFO	Nil	N/A	75,000	$28,500
Marek Kreczmer, Former President	380,000	$565,000	250,000	$95,000
Jonathan Deane, President	N/A	N/A	N/A	N/A

(c)

Other

Except as set out herein under "Cash", there was no other compensation paid by the Corporation to executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation is not offered on the same terms to all full time employees other than those covered by a collective agreement.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is an Employment Contract dated June 8, 2004 with Jonathan Deane, President of the Company, which provides for a remuneration of US$375 per day, on an after tax basis, and payable monthly, plus employee benefits including accommodation and board in Mwanza at the Company’s staff house.

Report on Executive Compensation

The Corporation’s executive compensation is reviewed by the Audit and Compensation Committee (the “Committee”) of the Board of Directors.  The Committee monitors the performance of the Corporation’s senior officers and reviews the design and competitiveness of the Corporation’s compensation plans.

Senior executive compensation is primarily based on cash compensation.  This determination is made with regard for the need to ensure compensation packages that will attract and retain qualified and experienced individuals.  In determining the compensation levels, the Committee examines salaries which are set at levels competitive with the salaries paid by corporations of a comparable size within the industry, thereby enabling the Corporation to compete for and retain executives critical to the Corporation’s long term success.   The Committee also considers from time to time, annual bonuses based on individual and corporate performance.   Executive compensation may also include a share ownership opportunity through the

Corporation’s Employee Share Ownership Plan (“ESOP”) in which directors and officers are eligible to participate, which provides long-term incentives.

Composition of the Audit and Compensation Committee

The Audit and Compensation Committee members are comprised of the following directors of the Corporation:

Dr. William Harvey

Ms. Rosalind  Morrow*

Ms. Ulrich Rath

Dr. Norman Betts*

None of these individuals is an officer of the Corporation.

*On January 4, 2005 Ms. Morrow resigned as Chairperson of the Audit and Compensation Committee.  On the same date, Dr. Betts became a member and was appointed Chairperson of the Audit and Compensation Committee.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 invested in the Corporation’s  Common Shares on August 30, 2000 with the cumulative total return of The Toronto Stock Exchange Composite Index for the five most recently completed financial years (assuming reinvestment of dividends).

The total cumulative shareholder return for Cdn$100 invested in the Corporation was Cdn$325.00 as compared with Cdn$80.46 for the TSE Composite index.

Compensation of Directors

Compensation is payable to the directors of the Corporation in their capacity as directors in the amount of $10,000 per annum.  In addition, Directors serving on a specific Committee will be paid additional compensation in the amount of $2,500 per annum. Payments will be made quarterly and reviewed annually.  At the end of the Corporation's most recently completed financial year the number of Common Shares purchasable under outstanding options granted to directors, other than executive officers, was as follows:

Number of Shares	Exercise Price
75,000	$0.79

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	525,000	$0.76	3,155,132
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	525,000	N/A	3,155,132

The Corporation has a Stock Option Plan which is administered by the Board of Directors and options are granted at its discretion.  The number of shares reserved, set aside and available for issue under the Plan shall not exceed 8,144,132 or such greater number of Shares as may be determined by the Board and approval, if required, by the shareholders of the Corporation and by any relevant stock exchange or other regulatory authority.  Options must expire no later than five years from the date such options are granted. As of April 3, 2003, the Board Resolved that the Company will not grant any further options under the Plan and upon exercise or expiration of all stock options currently outstanding the Plan will be terminated, subject to further resolutions of the Board.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

Audited financial statements for the fiscal year ended August 31, 2004 and the report of the auditors thereon are enclosed with this Information Circular.  The presentation of the audited financial statements to the shareholders at the Meeting will not constitute a request for approval or disapproval.

The Corporation is required by law to have an Audit Committee which reviews the financial statements prior to their approval by the Board of Directors.  The members of the Audit and Compensation Committee are Rosalind Morrow*, Norman Betts*, Ulrich Rath and William Harvey.

*On January 4, 2005 Ms. Morrow resigned as Chairperson of the Audit and Compensation Committee.  On the same date, Dr. Betts became a member and was appointed Chairperson of the Audit and Compensation Committee.

APPOINTMENT OF AUDITOR

The Corporation recommends the appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia as auditors of the Corporation to hold office until the next annual meeting.    KPMG LLP are the current auditors of the Corporation and were first appointed auditors on October 30, 2002.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person other than the directors or executive officers of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation’s board of directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation.  The board has confirmed the strategic objective of the Corporation of seeking out and exploring gold and diamond deposits with the intention of partnering with an exploration corporation to generate a royalty interest in a deposit that results in production. The Corporation intends to become a financial company that acts as a proxy for gold having generated its income from the exploration projects that are developed by others producing royalties from the property inventory.

The fundamental responsibility of the Board of Directors is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

To assist the Board in the implementation of key policies, it delegates some of its responsibilities to committees. The Board has an Audit and Compensation Committee, composed entirely of outside and unrelated directors and a Technical Committee composed of two unrelated and outside directors, one related director and one senior officer.

The Corporation has a Chairman of the Board of Directors who is an inside director. The fundamental responsibilities of the Chairman of the Board are to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and that the Board carries out its responsibilities effectively.

Following is additional information on the Corporation’s corporate governance practices which summarizes the corporate governance guidelines (the “Guidelines”) of the Toronto Stock Exchange, and the Corporation’s alignment with them.

The Toronto Stock Exchange (the "TSX") requires every listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance in a "Statement of Corporate Governance Practices".  Section 473 of the TSX Corporation Manual (the "Manual") requires that this statement constitute a complete description of a company's system of corporate governance, with specific reference to each of the fourteen principal guidelines set out in section 474 of the Manual. In turn, section 475 of the Manual requires that this disclosure be complete. Accordingly, where a company's system differs from those guidelines, or to the extent that the guidelines do not apply to a company's system, the statement must explain any difference or inapplicability.

The following report by the Board of Directors describes the corporate governance practices of the Corporation as compared to the TSX's Guidelines on Corporate Governance.

TSX Guidelines	Does the Corporation Align?	The Corporation's Practice

(1) The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters;

Yes

The board of directors (the "Board") has the responsibility to manage or supervise the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s President and CEO and, through them, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them. To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

(a) adoption of a strategic planning process;	Yes

The mandate of the board is to supervise the management of the business and affairs of the Corporation.  In addition, the board is charged with taking an early, active and direct role in considering such matters as acquisitions of properties, divestitures of properties, financing and public relations.  Management is responsible for the day-to-day operations of the Corporation.  The President is expected to submit to the board a statement of corporate direction, with a budget supporting plans for implementation on a regular basis.  This plan is reviewed by the board.  In addition, the board monitors management’s success in implementing and adhering to approved objectives, budgets and strategies.
(b) the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes

Exploration for and production of gold is inherently unpredictable.  Future gold prices, the success of exploration programs and production plans, and other property transactions can have a significant impact on capital requirements.

The directors have identified the principal risks of the Corporation to be, first, the price of gold in the international markets and the affect that price has on the ability of the Corporation to raise the financing required to carry out its exploration activities and production plans, second, the success of the Corporation's exploration activities and third, the ability of the Corporation to find royalty option partners for the development of properties deemed appropriate.

The board has assigned the responsibility for monitoring these risks to the senior officers of the Corporation.  The directors review all activities of the senior officers at regular meetings of the board.

(c) succession planning, including appointing, training and monitoring senior management;	Yes	The board makes all senior officer appointments and monitors their performance. Responsibility for succession planning and management development has been lodged with the board as a whole.
(d) a communications policy for the Corporation; and	Yes

The board reviews and approves, by resolution, communications including annual financial statements, annual reports, management's discussion and analysis of operating results and financial condition, quarterly results and management's comments thereon, annual information forms, proxy solicitation materials and press releases relating to material changes.  The board has adopted a communications policy which requires the Corporation to disseminate the material results of its ongoing business and exploration activities and financial operations within 24 (business) hours whenever possible. In an effort to facilitate shareholder communication, the Corporation maintains a website at www.tanrange.com where shareholders are invited to correspond with the company and are invited to join the email list which will also enable them to immediately receive news releases and other current information.  Additionally, Chairman's website, www.jsmineset.com, is updated daily with comments and articles written by the Chairman.
(e) the integrity of the corporation’s internal control and management information systems.	Yes

Board approval is required for any management decisions which may have a significant impact on the Corporation including material acquisitions and dispositions, capital budgets, debt and equity financings, changes to compensation programs and property acquisitions and divestitures.  Due to the small size of the board, the directors have determined that it would be appropriate for most of these issues to be considered by the board as a whole rather than by committee.  However, an Audit and Compensation Committee has been formed to review the Corporation’s financial reporting and to monitor the Corporation’s internal controls and financial information systems.

(2) The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s  ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders

The Board of directors of the Corporation consists of eight individuals, of which five are unrelated. The Corporation does not have a significant shareholder.

other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.	Yes

(3) The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Yes

As indicated above, five current and proposed directors are considered by the Board to be unrelated directors. In making that determination, the Board has considered all business or other relationships which each director has with the Corporation and, with respect to the directors the Board has determined to be unrelated, has concluded that such business or other relationships, where they exist, could not reasonably be perceived to materially interfere with each director's ability to act in the best interest of the Corporation.  Two directors and officers are related directors as they are currently involved in the day-to-day management of the Corporation.  The one other related director was formerly  involved in the day to day management of the Corporation.

(4) The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

No

The board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual meeting of shareholders.  In determining its appropriate size, the board considers such matters as what the best number is to properly administer the affairs of the Corporation while maintaining diversity of views and experience.  The board has considered its present size and has determined that at this time eight directors are appropriate to carry out the duties of the board given the Corporation’s current position.  In addition, the board considers its effectiveness as a whole and the contribution of individual members on a continuous basis.

(5) Every board of directors	No	The board as a whole is responsible for the

should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Corporation’s approach to corporate governance issues.  Mr. Sinclair, as Chairman and Chief Executive Officer of the Corporation, acts as chairman of the board.  The board considers this to be an appropriate role for Mr. Sinclair.  The board has functioned, and is of the opinion that it can continue to function, independently as required.  When necessary or desirable, the board will establish committees composed of members who are considered to be independent with respect to the issue to be determined.

The board as a whole determines nominations to the board.  Nominations are generally the result of recruitment efforts by each of the members of the board and informal and formal discussions with other board members.

(6) Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	Yes

New directors receive copies of board material and all material regarding the Corporation (including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports).  New directors are also encouraged to visit and meet with management on a regular basis.

(7) Every board of directors shall examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision making.

Yes

The Board, with the Chairman of the Board, monitors the size of the Board to ensure effective decision-making. The directors have proposed eight nominees for the position of director in the upcoming year.

(8) The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Yes

The adequacy and form of director compensation is reviewed on an annual basis by the Board.  The Audit and Compensation Committee recommends to the Board any adjustments to the compensation payable to directors.

(9) Committees of the board of directors should generally be composed of outside directors, a majority of	Yes	The board has appointed two committees, an Audit and Compensation Committee, and a Technical Committee. The Audit and Compensation Committee is composed entirely of outside and

whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.		unrelated directors, and the Technical Committee is composed of two unrelated and outside directors, one related director and one senior officer.

(1O) Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

	Yes	The Board assumes responsibility for the Corporation’s approach to all matters of corporate governance, including the Corporation’s response to the TSX Guidelines.

(11) The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Yes

While management is responsible for the day-to-day operations of the Corporation’s business, the board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

The CEO’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the CEO are developed jointly by the Board and the CEO.  The attainment of these objectives is reviewed by all directors.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

(12) Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a

	No	The Board has appointed James Sinclair, a member of management, as its Chairman. One of his principal responsibilities is to oversee the Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the Board and management. The Board believes that, in light of the Corporation’s size and stage of development, and Mr. Sinclair’s background with the Corporation, it is appropriate for Mr. Sinclair to act as Chairman of the Board member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

notwithstanding that he is a member of management.

(13) The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Yes

The Audit and Compensation Committee is comprised four outside and unrelated directors. The Audit and Compensation Committee reviews and recommends to the board for approval the annual financial statements and the annual report of the Corporation.  The quarterly financial statements of the Corporation are reviewed by the Audit and Compensation Committee and the board.  In addition, the Audit and Compensation Committee is charged with the responsibility of monitoring the integrity of the Corporation’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit and Compensation Committee have the right, at all times, to inspect all of the books and financial records of the Corporation and to discuss with management and the auditors of the Corporation any accounts, records and matters relating to the financial statements of the Corporation.

(14) The board of directors should implement a system	Yes	Individual directors may engage outside advisors at the Corporation’s expense and with the which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

authorization of the board in order to provide advice to the director for the purpose of assisting the director in performing his duties as a director of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any other matter to come before the Meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver,  British Columbia, V6C 3B9, is the registrar and transfer agent for the Corporation’s Common Shares.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.  Copies of the Corporation’s comparative financial statements for the year ended August 31, 2004 and Management’s Discussion and Analysis are also available on SEDAR or may be obtained by any person upon receipt of a request in writing to the Corporate Secretary of the Corporation, Suite 1400, 355 Burrard Street, Vancouver, British Columbia, V6C 2G8.  Such copies will be sent to any shareholder without charge.  Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis for its mostly recently completed financial year.

APPROVAL AND CERTIFICATION

The Board of Directors of the Corporation has approved the content and distribution of this Management Information Circular.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED this 5th day of January, 2005.

BY ORDER OF THE BOARD

“James E. Sinclair”

“Victoria M. Luis”

James E. Sinclair

Victoria M. Luis

Chairman and Chief Executive Officer

Chief Financial Officer and Corporate Secretary

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TAN RANGE EXPLORATION CORPORATION TO BE HELD AT LE ROYAL MERIDIEN KING EDWARD HOTEL, WINDSOR BALLROOM, 37 KING STREET EAST, TORONTO, ONTARIO, CANADA M5C 1E9 ON MONDAY, FEBRUARY 21, 2005 AT THE HOUR OF 10:00 A.M., TORONTO TIME

The undersigned Shareholder of the Company hereby appoints, James E. Sinclair, Chairman and CEO of the Company, or failing this person, Victoria Luis, Chief Financial Officer and Corporate Secretary of the Company, or in the place of the foregoing, _________________________, (print the name), as proxyholder for and on behalf of the Shareholder with the power of substitution to attend, act and vote for and on behalf of the Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Shareholders of the Company (the "Meeting") and a every adjournment thereof, to the same extent and with the same powers as if the undersigned Shareholder were present at the said Meeting, or any adjournment thereof.

The Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Shareholder as specified herein.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

 For               Withhold

.

Appointment of Auditor

☐

☐

For               Withhold

.

Authorize Directors to fix auditor’s

☐

☐

remuneration

For               Withhold

3.

Fix the number of directors at eight

 ☐

☐

For               Withhold

4.

(a)

to elect  James E. Sinclair as a Director

☐

☐

(b)

to elect Victoria Luis as a Director

☐

☐

(c)

to elect Marek J. Kreczmer as a Director

☐

☐

(d)

to elect  Anton Esterhuizen as a Director

☐

☐

(e)

to elect William Harvey as a Director

☐

☐

(f)

to elect  Ulrich Rath as a Director

☐

☐

(g)

to elect  Rosalind Morrow as a Director

☐

☐

(h)

to elect  Norman Betts as a Director

☐

☐

The undersigned Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:  ___________________________________________

Please print name:  ________________________________________

Date:  ________________________________________________

THIS PROXY FORM MUST BE SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy ("Instrument of Proxy") must be signed by you, the Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Shareholder, by Computershare Trust Company of Canada.

4.

A Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a)

If you are a registered Shareholder: simply register with the scrutineer before the Meeting begins.

(b)

If you are a Shareholder whose securities are held by a financial institution: using the reverse of this Instrument of Proxy, strike out the names of the management proxyholders shown and insert your name as the proxyholder in the blank space provided, indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and sign, date and return the Instrument of Proxy to the financial institution or its agent who will validate and file your votes with Computershare Trust Company of Canada.  At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Shareholder's vote will be counted at that time.

5.

A Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

If you are a registered Shareholder:

(i)

To appoint one of the management proxyholders named on the Instrument of Proxy, leave the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Shareholder had specified an affirmative vote;

or

(ii)

To appoint another proxyholder, who need not be a Shareholder of the Company to vote according to the Shareholder's instructions, strike out the Management proxyholders shown and insert the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

(b)

If you are a Shareholder whose securities are held by a financial institution:

Complete this Instrument of Proxy and return it to your financial institution or its agent to validate and file your votes with Computershare Trust Company of Canada.  Do not complete the blank space provided for the appointment of an alternate proxyholder unless that person will be able to attend the Meeting and vote on your behalf.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any poll of a resolution that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7.

If a registered Shareholder has submitted an Instrument of Proxy, the Shareholder may still attend the Meeting and may vote in person. To do so, the Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA" no later than twenty four (24) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or any adjournment  thereof.

The mailing address of  Computershare Trust Company of Canada is 9th Floor – 100 University Avenue, Toronto, Ontario  M5J 2Y1 and, its fax number is 1-866-249-7775.   General Shareholder Inquiries:  Telephone 1-800-564-6253 or Email:  service@computershare.com

TAN RANGE EXPLORATION CORPORATION

(the “Corporation”)

REQUEST FOR ANNUAL & INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Corporation may elect annually to receive interim corporate mailings, including interim and annual financial statements of the Corporation, if they so request.  If you wish to receive such mailings, please complete and return this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA

9th Floor – 100 University Avenue

Toronto, Ontario  M5J 2Y1

Fax:  1-866-249-7775

The undersigned shareholder hereby elects to receive:

❑

Interim Financial Statements for the first, second and third financial quarters of 2005 and the related MD&A;

and/or

❑

Annual Financial Statements for the fiscal year ended August 31, 2005 and 2004 and the related MD&A.

Please note that a request form will be mailed each year and shareholders must return such form each year to receive the documents indicated above.

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am a:

❑

Registered shareholder OR

❑

Beneficial shareholder of the Company

SIGNATURE OF SHAREHOLDER:

DATE:

CUSIP No.:  87535D102